                 MORGAN STANLEY EUROPEAN EQUITY FUND INC.
                      1221 AVENUE OF THE AMERICAS
                        NEW YORK, NEW YORK 10020

December 30, 2004

VIA EDGAR

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Larry Greene

Re:  Morgan Stanley European Equity Fund Inc. (the "Fund")
     (FORMERLY MORGAN STANLEY EUROPEAN GROWTH FUND INC.)
     Post-Effective Amendment No. 19
     (File Nos. 33-33530; 811-6044)

Dear Mr. Greene:

     As you requested in a telephone conversation held on December 20, 2004 and consistent with SEC Press Release 2004-89, the Fund hereby acknowledges that:

     - the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     - the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     - the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,
                                       Morgan Stanley European Equity Fund Inc.

                                       By: /s/  Amy R. Doberman
                                          --------------------------
                                                Amy R. Doberman
                                                Vice President